Filed Pursuant to Rule 433

Registration No. 333-214640

June 7, 2017

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY EUR 1,000,000,000

3.250% NOTES DUE JUNE 14, 2025

ISSUER:	The Republic of Turkey

SECURITIES:	3.250% Notes due June 14, 2025

PRICING DATE:	June 7, 2017

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	Ba1 negative (Moody’s) / BB+ stable (Fitch)

ISSUE SIZE:	EUR 1,000,000,000

PRICE TO PUBLIC:	99.123%

TOTAL FEES:	EUR 750,000 (0.075%)

NET PROCEEDS TO ISSUER:	EUR 990,480,000

YIELD TO MATURITY:	3.377% per annum

COUPON:	3.250% per annum, payable annually on an Actual/Actual day count basis

MATURITY DATE:	June 14, 2025

SPREAD TO MID-SWAP:	285 bps

RELEVANT MID-SWAP RATE:	8 year EUR Mid-swap (0.527%)

SPREAD TO BENCHMARK:	343.4bps

BENCHMARK BOND:	0.500% DBR due Feb 2025

BENCHMARK YIELD:	-0.057%

DENOMINATIONS:	EUR 100,000/EUR 1,000

INTEREST PAYMENT DATES:	Annual in arrears on June 14 in each year and ending on the maturity date; first interest payment date on June 14, 2018

CUSIP / US ISIN / XS ISIN / INTERNATIONAL COMMON CODE:	900123 CN8 / US900123CN87/ XS1629918415/ 162991841

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

JOINT BOOKRUNNERS:	BNP Paribas HSBC Bank plc UniCredit Bank AG

SETTLEMENT DATE:	Expected, June 14, 2017 through the book-entry facilities of The Depository Trust Company, Euroclear Bank S.A./N.V. or Clearstream Banking S.A..

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free BNP Paribas at +1-800-854-5674, HSBC Bank plc at +1-866-811-8049 or UniCredit Bank AG at +1-800-493-2203.

The preliminary prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/869687/000119312517195419/d351073d424b5.htm

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